SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

Under the Securities Exchange Act of 1934

SCHEDULE 13G
Final Amendment

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

     GRUPO AEROPORTUARIO del PACIFICO, S.A. de C.V.
(Exact Name of Issuer as Specified in its Charter)

     PACIFIC AIRPORT GROUP
(Translation of Issuer’s name into English)

          ADR
(Title of Class of Securities)

         400506101
(CUSIP Number)

                        August 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

Page 1 of 6 Pages

SCHEDULE 13G

CUSIP No. 400506101                                                                                                                                                                                                                                   Page 2 of 6 Pages

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gilder, Gagnon, Howe & Co. LLC 13-3174112
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION New York
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 41,000
		6)	SHARED VOTING POWER None
		7)	SOLE DISPOSITIVE POWER None
		8)	SHARED DISPOSITIVE POWER 2,066,095
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,066,095
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12)	TYPE OF REPORTING PERSON BD

Schedule 13G

Item 1(a). Name of Issuer:

PACIFIC AIRPORT GROUP

Item 1(b). Address of Issuer’s Principal Executive Offices:

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
Guadalajara, Jalisco 44530
Mexico

Item 2(a). Name of Person Filing:

Gilder, Gagnon, Howe & Co. LLC

Item 2(b). Address of Principal Business Office or, if None, Residence:

1775 Broadway, 26th Floor
New York, NY 10019

Item 2(c). Citizenship:

New York

Item 2(d). Title of Class of Securities:

ADR

Item 2(e). CUSIP Number:

400506101

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☒	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(ii)(J)

Item 4.    Ownership.

(a)	Amount beneficially owned: 2,066,095

(b)	Percent of class: 3.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 41,000

(ii)	Shared power to vote or to direct the vote: None

(iii)	Sole power to dispose or to direct the disposition of: None

(iv)	Shared power to dispose or to direct the disposition of: 2,066,095

The shares reported include 1,917,975 shares held in customer accounts over which partners and/or employees of the Reporting Person have discretionary authority to dispose of or direct the disposition of the shares, 107,120 shares held in accounts owned by the partners of the Reporting Person and their families, and 41,000 shares held in the account of the profit-sharing plan of the Reporting Person (“the Profit-Sharing Plan”).

Item 5.    Ownership of Five Percent or Less of a Class.

This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.      Notice of Dissolution of Group.

Not applicable

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

              September 11, 2006
            Date

              /s/ Walter Weadock
            Signature

              Walter Weadock, Member
            Name/Title